Exhibit 99.1

China Hydroelectric Corporation Announces Settlement Agreement Relating to Proxy Contest

Settlement Agreement Provides for Cooperation and Smooth Transition of the Company to the New Board of Directors

NEW YORK, October 2, 2012 /PRNewswire-Asia-FirstCall/ — China Hydroelectric Corporation (NYSE: CHC, CHCWS) (the “Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China, today announced that it, together with certain of its affiliates and executive officers, and Vicis Capital, LLC (“Vicis”), entered into a settlement agreement (the “Settlement Agreement”), effective as of September 30, 2012, with CPI Ballpark Investments Ltd., Swiss Re Financial Products Corporation, China Environment Fund III, L.P., Aqua Resources Asia Holdings Limited, Abrax, IWU International Ltd., and certain of their affiliates (collectively, the “Shareholder Group”), relating to the proxy contest, the extraordinary general meeting of the Company that was held on September 28, 2012 (the “EGM”) and various related matters. The Settlement Agreement provides that, among other things:

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Effective as of September 28, 2012, the board of directors of the Company (the “Board”) is comprised of Amit Gupta, Moonkyung Kim, Jui Kian Lim, Yun Pun Wong, Dr. You-Su Lin and Dr. Yong Cao. Within one business day of the execution of the Settlement Agreement, Shadron Stastney will be appointed to the Board. The settlement agreement contemplates that Dr. Yong Cao will resign from the Board, although Dr. Cao is not a party to the settlement agreement and has not agreed to resign. When a new CEO is selected, such CEO will also be appointed to the Board. John D. Kuhns, Richard H. Hochman, Anthony H. Dixon and Stephen Outerbridge are no longer directors of the Company.

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The parties to the Settlement Agreement have agreed to cooperate to smoothly transition governance of the Company to the new Board. Each of the parties to the settlement agreement have also agreed to a mutual release of claims, including an agreement not to challenge the validity of the EGM.

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Effective as of September 30, 2012, each of Mr. Kuhns and Ms. Mary Fellows resigned from their positions as Chief Executive Officer, and Executive Vice President, Chief Compliance Officer and Corporate Secretary, respectively, of the Company. Mr. Kuhns and Ms. Fellows have each agreed to serve as senior advisors to the Board until December 15, 2012. Mr. Kuhns and Ms. Fellows will be subject to certain standstill restrictions through the 2017 Annual General Meeting of Shareholders, which restrictions may terminate earlier if certain agreed upon payments to them are not timely made by the Company.

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Vicis Capital, LLC will be subject to certain standstill restrictions through the earlier of ninety days after Mr. Stastney (or any other director appointed by Vicis) ceases to be on the Board and the 2015 Annual General Meeting of Shareholders. During this period, Vicis and certain members of the Shareholder Group will have certain pro rata rights to participate in future private placements of the Company’s securities.

•	The Company has agreed to reimburse the Shareholder Group’s out-of-pocket fees and expenses in connection with the proxy contest and related litigation.

“We are pleased that this matter has been resolved and look forward to working productively to address the issues facing the Company” stated Mr. Gupta, on behalf of the new members of the Board. “We believe that the agreed upon resolution of the election contest delivers a clear result that will allow a smooth transition and permit the new board to focus its full attention on implementing a strategic plan and delivering value to the shareholders.”

About China Hydroelectric Corporation

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (the “Company”) is an owner and operator of small hydroelectric power projects in China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. Led by an international management team, the Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 26 operating hydropower stations in China with total installed capacity of 548 MW, of which it acquired 22 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

For further information about China Hydroelectric Corporation, please visit the Company’s website at http://www.chinahydroelectric.com.

For further information, please contact:

Company:

John E. Donahue, VP of Investor Relations

Phone: +1-646-467-9810

Email: john.donahue@chinahydroelectric.com

Scott Powell, Senior Vice President

MZ Group

Phone: +1-212-301-7130

Email: scott.powell@mzgroup.us